

May 7, 2024

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp II
111 Somerset, #05-07
Singapore, 238164

> **Re: RF Acquisition Corp II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 15, 2024**
> **File No. 333-277810**

Dear Tse Meng Ng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 7, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 15, 2024

General

1. We note that section 54 of the amended and restated memorandum and articles of association (Exhibit 3.2) and section 7.3 of the rights agreement (Exhibit 4.4) include exclusive forum provisions. Please add risk factor disclosure to address your exclusive forum provisions or advise us as appropriate.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship